April 1, 2010

VIA EDGAR

Mr. Howie Hallock
Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC  20549

Re:	Preliminary Proxy Statement filed on Schedule 14A on behalf of:
American Century Asset Allocation Portfolios, Inc. (File Nos. 333-116351, 811-21591)
American Century Capital Portfolios, Inc. (File Nos. 033-64872, 811-07820)
American Century Growth Funds, Inc. (File Nos. 333-132114, 811-21861)
American Century Mutual Funds, Inc. (File Nos. 002-14213, 811-00816)
American Century Strategic Asset Allocation Portfolios, Inc. (File Nos. 033-79482, 811-08532)
American Century World Mutual Funds, Inc. (File Nos. 033-39242, 811-06247)
(collectively, the “Registrants”)

Dear Mr. Hallock:

At your request, we have added pending litigation disclosure to the Registrants’ preliminary proxy statement on Schedule 14A, filed March 12, 2010.  As we have discussed, we believe the disclosed litigation is without merit and unlikely to have a material adverse effect on the Registrants or their advisors’ ability to provide services to the Registrants.

In responding to your comment, we acknowledge that: (i) the Registrants are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

If you have any questions with regard to the above, please contact me at brian_brogan@americancentury.com or 816-340-7276.

Sincerely,

/s/ Brian L. Brogan
Brian L. Brogan
Assistant Vice President

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com